Filed by Anthem, Inc.

(Commission File No. 001-16751) pursuant

to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934

Subject Company: Cigna Corporation

Commission File No. 001-08323

Project Confluence: Joe Swedish Associate Town Hall Script

Event Date: July 24, 2015

●	Welcome, it is great to be here with all of you to share in the energy and excitement of what I believe to be a truly historic moment for our company and for health care consumers.

●	As announced yesterday, we have reached a definitive agreement to acquire Cigna, a transaction that will expand the positive impact we have on the health and wellbeing of our members, and help us realize our vision to be America’s valued health partner.

●	So I would like to begin today by thanking all of you…because Anthem would not have been in a position to pursue this acquisition without your hard work and the results we have achieved, together.

●	Each of you helped make this possible, so thank you, and congratulations. (pause for applause)

***

●	I know many of you have questions about this announcement, and probably the most common one is, “what does this mean for me?” So let me start by addressing that.

●	For right now, the answer is simple: there is no change.

●	Though we have announced that an agreement has been reached, finalizing the transaction will be a complex and lengthy process that we expect to close in the second half of 2016.

●	There are a variety of legal, shareholder, and regulatory approvals we must obtain before the transaction is allowed to close, so our teams will be very focused there initially.

●	Until we’ve obtained those approvals and close the transaction, the two companies may not formally combine operations, systems, or contractual relationships in any way.

●	However, once the transaction is finalized, we must also achieve the savings targets that we have committed to and that our investors expect from a transaction of this size.

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●	So we need to begin planning for that by leveraging the deep and unmatched health care knowledge, talent, and expertise of both organizations and identifying any duplicative operations, systems, processes, and resources.

●	To facilitate this important work, transition teams from both companies will be formed and charged with developing plans on how to best integrate Cigna’s operations and businesses into Anthem.

●	If you are a member of one of these workgroups, we will need your leadership, innovation and collaboration to ensure this transition goes as quickly and as seamlessly as possible.

●	If you are not directly involved with the transition, then your responsibilities are more important than ever.

●	We must stay the course. We have many operational and financial commitments to meet in 2015 and tremendous growth opportunities across our businesses that we cannot allow to pass us by.

●	Most importantly, during this interim period and beyond, we must ensure our customers, members, and provider and vendor partners experience no change in our positive relationships or disruption of service.

●	I know this sounds like a lot of work—and it will be—but I believe that when we are through, no company will be better positioned to address the health care challenges of the increasingly diverse segments, membership, and communities we serve…and I am confident that, together, we will rise to the occasion and succeed.

***

●	With that said, let me share some of my own perspectives on this transaction.

●	Health care is undergoing a rapid and unprecedented transformation. The pace of change, coupled with high costs, wide variation in the quality of care delivered, and a disconnected system that is difficult to navigate present significant challenges for everyday consumers.

●	Rising costs are driven by a multitude of factors including widespread chronic disease, poor quality, and a lack of care coordination across the system.

●	Additionally, while new clinical discoveries, treatments, and technologies hold promise for conditions we once thought incurable, we may never realize their potential benefits if they are not affordable for consumers.

●	Affordability is king, and it’s what our customers look to us to provide…and what the combined company must continue to deliver.

●	This transaction will help us operate more efficiently to reduce our own operational costs, and, at the same time, enhance our ability to manage the cost drivers that negatively impact affordability.

●	By combining the two companies, we will be able to offer more high-value products and services to a broader and more diverse customer base…including individuals, employers, state and Federal government partners, specialty consumers, and international customers.

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●	The combined networks would provide more choice when selecting hospitals, physicians, and health care professionals so members receive the best, most affordable health care.

●	By combining our data and analytic capabilities, we will be able to more quickly identify gaps in quality or recommended care…and then more quickly deploy care management programs to address them and help our members better engage in the management of their own health conditions.

●	The acquisition is also highly aligned with our three strategic pillars—provider collaboration; affordability and managing the total cost of care; and consumer-centricity—each of which will be meaningfully expanded and enhanced by combining these two organizations.

●	From a business perspective, Cigna’s capabilities and footprint are a positive match for Anthem’s strategic plan and priorities for growth.

●	Anthem’s best-in-class commercial business will be supplemented by Cigna’s complementary capabilities to serve individuals and large and small group employers.

●	Cigna’s innovative specialty capabilities will be combined with our increasingly successful specialty business to meet new consumer demands for affordable and integrated dental, vision, and life and disability coverage.

●	Both companies remain committed to providing best-in-class solutions for the nation’s growing Medicaid, Medicare, and Dual Eligible populations and those served through the health insurance exchanges.

●	And Cigna’s international presence will allow us to apply best practices to better identify, mitigate, and prevent disease here and abroad.

●	But to me, the most compelling value proposition associated with this transaction comes from the leadership teams, associates, and cultures that share a visible and deep dedication to innovation, customer service, and member health improvement.

●	These are the true drivers of our ability to deliver higher quality, affordable care to consumers across a broader geographic footprint.

●	As I travel around the country, your passion and enthusiasm is visible—and contagious.

●	We’ve built a great culture and a great company together, and as CEO and Chairman of the Board of the combined company, I look forward to leading us through the next chapter in our rich history and the many ways we will better serve our members and our communities in the future.

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●	So let me close by highlighting that when the transaction is completed, Anthem will serve more than 53 million members…fifty-three million.

●	This presents an incredible opportunity, and an important responsibility to improve the health of our members and improve our health care system.

●	For those of you who have been to our Monument Circle Building, you have probably seen the names and faces of some of Anthem’s and WellPoint’s former leaders out in our atrium…names like Larry Glasscock, Ben Lytle and Leonard Schaeffer.

●	Each of these leaders had a vision for this company, and they took bold action to accept this responsibility, address the health care challenges of the time, and position our company for a successful future.

●	And while the company and times were certainly different, Anthem’s priority always has been—and always will be—ensuring as many consumers as possible have access to quality, affordable health coverage so they receive the care they need, when they need it.

●	And that is really what the acquisition of Cigna is all about—carrying on the more than 75-year tradition of this company and our continuing commitment to the customers and communities we serve.

●	Thank you for joining me today and thank you for all you do to make Anthem America’s valued health partner.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

The proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”) will be submitted to Anthem’s and Cigna’s shareholders and stockholders (as applicable) for their consideration. In connection with the transaction, Anthem and Cigna will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including an Anthem registration statement on Form S-4 that will include a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem, and each will mail the definitive joint proxy statement/prospectus to its shareholders and stockholders, respectively. This communication is not a substitute for the registration statement, joint proxy statement/prospectus or any other document that Anthem and/or Cigna may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement containing the joint proxy statement/prospectus and other documents filed with the SEC by Anthem or Cigna (when available) through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Anthem will be available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s Investor Relations Department at (317) 488-6168. Copies of the documents filed with the SEC by Cigna will be available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.

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Anthem, Cigna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Anthem’s executive officers and directors in Anthem’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on April 1, 2015. You can find information about Cigna’s executive officers and directors in Cigna’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on March 13, 2015. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus when it is filed with the SEC. You may obtain free copies of these documents using the sources indicated above.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document, and oral statements made with respect to information contained in this communication, contain certain forward-looking information about Anthem, Inc. (“Anthem”), Cigna Corporation (“Cigna”) and the combined businesses of Anthem and Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “intend,” “estimate,” “project” and similar expressions (including the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. These statements include, but are not limited to, statements regarding the merger between Anthem and Cigna; Anthem’s financing of the proposed transaction; the combined company’s expected future performance (including expected results of operations and financial guidance); the combined company’s future financial condition, operating results, strategy and plans; statements about regulatory and other approvals; synergies from the proposed transaction; the combined company’s expected debt-to-capital ratio and ability to retain investment grade ratings; the closing date for the proposed transaction; financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond Anthem’s and Cigna’s control, that could cause actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in Anthem’s and Cigna’s public filings with the U.S. Securities and Exchange Commission (the “SEC”); those relating to the proposed transaction, as detailed from time to time in Anthem’s and Cigna’s filings with the SEC; increased government participation in, or regulation or taxation of health benefits and managed care operations, including, but not limited to, the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, or Health Care Reform; trends in health care costs and utilization rates; our ability to secure sufficient premium rates including regulatory approval for and implementation of such rates; our participation in the federal and state health insurance exchanges under Health Care Reform, which have experienced and continue to experience challenges due to implementation of initial and phased-in provisions of Health Care Reform, and which entail uncertainties associated with the mix and volume of business, particularly in Individual and Small Group markets, that could negatively impact the adequacy of our premium rates and which may not be sufficiently offset by the risk apportionment provisions of Health Care Reform; our ability to contract with providers consistent with past practice; competitor pricing below market trends of increasing costs; reduced enrollment, as well as a negative change in our health care product mix; risks and uncertainties regarding Medicare and Medicaid programs, including those related to non-compliance with the complex regulations imposed thereon and funding risks with respect to revenue received from participation therein; our projected consolidated revenue growth and global medical customer growth; a downgrade in our financial strength ratings; litigation and investigations targeted at our industry and our ability to resolve litigation and investigations within estimates; medical malpractice or professional liability claims or other risks related to health care services provided by our subsidiaries; our ability to repurchase shares of its common stock and pay dividends on its common stock due to the adequacy of its cash flow and earnings and other considerations; non- compliance by any party with the Express Scripts, Inc. pharmacy benefit management services agreement, which could result in financial penalties; our inability to meet customer demands, and sanctions imposed by governmental entities, including the Centers for Medicare and Medicaid Services; events that result in negative publicity for us or the health benefits industry; failure to effectively maintain and modernize our information systems and e-business organization and to maintain good relationships with third party vendors for information system resources; events that may negatively affect Anthem’s licenses with the Blue Cross and Blue Shield Association; possible impairment of the value of our intangible assets if future results do not adequately support goodwill and other intangible assets; intense competition to attract and retain employees; unauthorized disclosure of member or employee sensitive or confidential information, including the impact and outcome of investigations, inquiries, claims and litigation related to the cyber attack Anthem reported in February 2015; changes in

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the economic and market conditions, as well as regulations that may negatively affect our investment portfolios and liquidity; possible restrictions in the payment of dividends by our subsidiaries and increases in required minimum levels of capital and the potential negative effect from our substantial amount of outstanding indebtedness; general risks associated with mergers and acquisitions; various laws and provisions in Anthem’s governing documents that may prevent or discourage takeovers and business combinations; future public health epidemics and catastrophes; and general economic downturns. Important factors that could cause actual results and other future events to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction, (ii) the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction, (v) the timing to consummate the proposed transaction, (vi) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of required regulatory approvals and the receipt of approval of both Anthem’s and Cigna’s shareholders and stockholders, respectively, and (viii) the risks and uncertainties detailed by Cigna with respect to its business as described in its reports and documents filed with the SEC. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward- looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or the receipt of new information. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.

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